UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FREIGHTOS LIMITED

FORM 6-K

Freightos Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Press Release

Exhibit 99.1	Press release, dated November 21, 2023, entitled “Freightos Reports Third Quarter Results with Revenue Growth and Progress Toward Profitability”.

Updated Risk Factor

In light of recent events, the Company is updating one of the risk factors that was previously included in its Annual Report on Form 20-F and other filings with the Securities and Exchange Commission:

Risks Related to our Operations in Jerusalem and Ramallah

Relations between Israel and the other jurisdictions in which we operate, and geopolitical issues in the various jurisdictions in which our employees and users reside, could materially affect our business.

Many of our employees, including most of our management team, operate from our offices that are located in Jerusalem, Israel. In addition, several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since October 7, 2023, Israel has been in a state of war with Hamas in the Gaza Strip. Hamas also launched, and continues to launch, extensive rocket attacks on Israeli population and industrial centers located in Israel. Israel is also engaged in armed conflicts with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Iranian-backed Houthi rebels in Yemen have also launched missiles at Israel. The intensity and duration of Israel’s current war against Hamas and armed conflicts with other terror groups, as well as the war’s impact on the Company’s employees and operations, and global geopolitical stability, are difficult to predict. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force (the “IDF”) has called up more than 350,000 of its reserve forces to serve. One management employee and several non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks. It is also possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

Many of our employees, including members of our product, research and development and customer support teams, operate from our offices that are located within the West Bank, in Ramallah and Nablus. From time to time, there have been violent clashes between Israelis and Palestinians living in the West Bank. The current violence in the region has caused tension between our teams in Ramallah and Jerusalem. If the war with Hamas spreads to the West Bank, our team in Ramallah would likely be severely impacted. The Palestinian Authority, which governs the areas where the Ramallah and Nablus offices are, has recently called several general strikes during which our teams did not perform their duties. Should our teams in Ramallah be unable or unwilling to continue to perform their functions, whether due to violence, strikes or otherwise, the Company will suffer significant negative effects that could adversely impact our results of operations, liquidity and cash flows.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers certain damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, the State of Israel and Israeli companies have been, from time to time, subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

Incorporation by Reference

The unaudited consolidated balance sheets, unaudited consolidated statements of operations, unaudited consolidated statements of cash flows, reconciliation of IFRS to non-IFRS gross profit and gross margin, reconciliation of IFRS operating loss to adjusted EBITDA, and reconciliation of IFRS loss to non-IFRS loss and loss per share contained in the press release attached as Exhibit 99.1 to this report on Form 6-K and the updated risk factor above are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: November 21, 2023
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel